Filed by: Centennial Bank Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First MainStreet Financial, Ltd.

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Centennial Bank Holdings, Inc. (“Centennial”) following the consummation of the Centennial/First MainStreet Financial, Ltd. (“First MainStreet”) merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Centennial and First MainStreet may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the Centennial/First MainStreet merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Centennial/First MainStreet merger, including adverse effects on relationships with employees, may be greater than expected; (4) the shareholders of First MainStreet may fail to approve the Centennial/First MainStreet merger; (5) adverse governmental or regulatory policies may be enacted; (6) the interest rate environment may further compress margins and adversely affect net interest income; (7) the risks associated with continued diversification of assets and adverse changes to credit quality; (8) competitive pressures from other financial service companies in Centennial’s and First MainStreet’s markets may increase significantly; and (9) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Centennial’s filings with the Securities and Exchange Commission. Centennial does not undertake or intend to update any forward-looking statements.

Centennial and First MainStreet have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 including a proxy statement/prospectus filed with the Securities and Exchange Commission on August 10, 2005. The proxy statement/prospectus was mailed to stockholders of First MainStreet on or about August 12, 2005. Investors are urged to read the registration statement on Form S-4 containing a proxy statement/prospectus regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by Centennial can be obtained, without charge, by directing a request to Centennial Bank Holdings, Inc., 1331 Seventeenth Street, Suite 300, Denver, Colorado 80202, Attn: Zsolt K. Besskó, Corporate Secretary, telephone (303) 296-9600. WE URGE STOCKHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. First MainStreet and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Centennial/First MainStreet merger.

Information about the directors and executive officers of First MainStreet, their ownership of First MainStreet common stock and certain additional information is set forth in the prospectus/proxy statement regarding the proposed transaction.

THE FOLLOWING IS A FORM OF LETTER SENT TO SHAREHOLDERS OF FIRST MAINSTREET ON SEPTEMBER 2, 2005.

First MainStreet 401 Main Street Longmont, CO 80501 303.776.5800 Phone www.firstmainstreet.com

September 2, 2005

Dear Shareholder:

I am sending you this letter to remind you of the special meeting of the shareholders of First MainStreet Financial, Ltd. to be held on Tuesday, September 20, 2005, at 4:00 p.m., local time, at the Radisson Hotel Conference Center located at 1850 Industrial Circle, Longmont, Colorado 80501. At the special shareholders’ meeting, you will be asked to approve the Agreement and Plan of Merger, dated as of December 20, 2004, by and between First MainStreet Financial, Ltd. and Centennial Bank Holdings, Inc., which provides for the merger of First MainStreet with and into Centennial.

By now you should have received the proxy statement–prospectus, dated August 10, 2005, describing our proposed merger with Centennial. As described in the proxy statement–prospectus, the merger agreement provides that upon consummation of the merger each of our shareholders will become entitled to receive 9.1694 shares of Centennial common stock in exchange for each share of First MainStreet stock that they hold, subject to certain adjustments, and cash in lieu of fractional shares, if any. However, in order for us to move forward with the merger, we must obtain the approval of a majority of the outstanding shares of our common stock at the special meeting. Accordingly, your vote is very important regardless of the number of shares that you hold.

We strongly encourage you to read the proxy statement–prospectus that was previously delivered to you which provides detailed information regarding the merger and the consideration that our shareholders will be entitled to receive if the merger is completed. Whether or not you plan to attend the special meeting, you are urged to complete, sign and promptly return your proxy card to assure that your shares will be voted at the special meeting. If you attend the special meeting and wish to vote your shares in person, your proxy will not be used. If you have lost or misplaced your proxy statement–prospectus or your proxy card, please contact our corporate secretary, Steven E. Melvin, at (303) 776-5800 as soon as possible so that we can arrange for another copy to be delivered to you.

We appreciate your continued support and hope that you will be able to attend the special meeting.

Very truly yours,

Stephen D. Joyce
Chairman of the Board
First MainStreet Financial, Ltd.